11 May 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 11 May 2006 it purchased 230,000 Reed Elsevier PLC ordinary shares at a price of 538.5583 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 15,191,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,266,014,387 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 11 May 2006, it purchased 150,000 Reed Elsevier NV ordinary shares at a price of €11.7561 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 9,726,500 Reed Elsevier NV ordinary shares in treasury, and has 735,175,620 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).